Exhibit 99.1

TD Bank Group Announces Redemption of Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 14 (NVCC)

TORONTO, Sept. 24, 2021 /CNW/ - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it will exercise its right to redeem all of its 40,000,000 outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 14 (Non-Viability Contingent Capital) (the "Series 14 Shares") on October 31, 2021 at the price of $25.00 per Series 14 Share for an aggregate total of approximately $1 billion.

On August 26, 2021, TD announced that dividends of $0.303125 per Series 14 Share had been declared.  These will be the final dividends on the Series 14 Shares, and will be paid in the usual manner on October 31, 2021 to shareholders of record on October 8, 2021, as previously announced. After October 31, 2021, the Series 14 Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the redemption amount.

Beneficial holders who are not directly the registered holder of Series 14 Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds.  Inquiries should be directed to our Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2021. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Gillian Manning, Head of Investor Relations, 416-308-6014; Natasha Ferrari, Media Relations, Natasha.ferrari@td.com, 416-400-9098.